Exhibit 99.4

CANNTRUST HOLDINGS INC.

Special Warrant Indenture

February 16, 2017

TABLE OF CONTENTS

1.	INTERPRETATION		1
	1.1	Definitions	1
	1.2	Headings	4
	1.3	Gender	5
	1.4	Weekends and Holidays	5
	1.5	Meaning of “Outstanding”	5
	1.6	Time	5
	1.7	Applicable Law	5
	1.8	Severability	5
	1.9	Currency	5
	1.10	Conflicts	5
	1.11	Schedules	5
2.	ISSUE AND PURCHASE OF SPECIAL WARRANTS		6
	2.1	Creation, Form and Terms of Special Warrants	6
	2.2	Form of Warrants, Certificated Warrants	6
	2.3	Book Entry Only Warrants	6
	2.4	Special Warrant Certificate	7
	2.5	Transferability and Ownership of Special Warrants	9
	2.6	Special Warrantholders Not Shareholders	11
	2.7	Signing of Special Warrants	12
	2.8	Countersigning	12
	2.9	Loss, Mutilation, Destruction or Theft of Special Warrants	12
	2.10	Exchange of Special Warrants	12
	2.11	Ranking	13
	2.12	Purchase of Special Warrants for Cancellation	13
	2.13	Cancellation of Surrendered Special Warrants	13
3.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY		13
	3.1	To Issue Special Warrants and Reserve Common Shares	13
	3.2	To Execute Further Assurances	14
	3.3	To Carry On Business	14
	3.4	No Breach of Constating Documents	14
	3.5	Notices to Special Warrant Agent	14
	3.6	Securities Qualification Requirements	14
	3.7	Satisfy Covenants	14
	3.8	Performance of Covenants by Special Warrant Agent	15
	3.9	Special Warrant Agent’s Remuneration and Expenses	15
	3.10	Covenants Held for Special Warrantholder’s Benefit	15
	3.11	Notice to Special Warrantholders of Certain Events	15
	3.12	Closure of Share Transfer Books	16
4.	ADJUSTMENT OF NUMBER OF WARRANT SHARES		16
	4.1	Adjustment of Number of Warrant Shares	16
	4.2	Adjustment if Qualification Date does not Occur on or Prior to the Deadline Date	19
	4.3	Proceedings Prior to any Action Requiring Adjustment	19
	4.4	Certificate of Adjustment	19
	4.5	No Action After Notice	20
	4.6	Protection of Special Warrant Agent	20
	4.7	Notice of Special Matters	20
5.	EXERCISE, REDEMPTION AND CANCELLATION OF SPECIAL WARRANTS		20
	5.1	Notice of Deemed Exercise to Special Warrantholders	20
	5.2	Voluntary Exercise of Special Warrants	21
	5.3	Deemed Exercise of Special Warrants	21
	5.4	Effect of Exercise of Special Warrants	22
	5.5	Partial Exercise	22

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	5.6	Special Warrants Void After Exercise Time	22
	5.7	Fractions of Warrant Shares	22
	5.8	Accounting and Recording	22
	5.9	Legending of Special Warrant Certificates	23
	5.10	Issuance of Warrant Shares	23
	5.11	Securities Restrictions	23
6.	MEETINGS OF SPECIAL WARRANTHOLDERS		23
	6.1	Definitions	23
	6.2	Convening Meetings	24
	6.3	Place of Meeting	24
	6.4	Notice	24
	6.5	Persons Entitled to Attend	24
	6.6	Quorum	24
	6.7	Chairman	24
	6.8	Power to Adjourn	25
	6.9	Adjourned Meeting	25
	6.10	Show of Hands	25
	6.11	Poll	25
	6.12	Regulations	25
	6.13	Powers of Special Warrantholders	26
	6.14	Powers Cumulative	27
	6.15	Minutes of Meetings	27
	6.16	Written Resolutions	27
	6.17	Binding Effect	27
	6.18	Holdings by the Company or Subsidiaries of the Company Disregarded	27
7.	SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS		27
	7.1	Provision for Supplemental Indentures for Certain Purposes	27
	7.2	Company May Consolidate, etc. on Certain Terms	28
	7.3	Successor Body Corporate Substituted	29
8.	CONCERNING THE SPECIAL WARRANT AGENT		29
	8.1	Duties of Special Warrant Agent	29
	8.2	Action by Special Warrant Agent	29
	8.3	Certificate of the Company	29
	8.4	Special Warrant Agent May Employ Experts	29
	8.5	Resignation and Replacement of Special Warrant Agent	29
	8.6	Indenture Legislation	30
	8.7	Notice	30
	8.8	Use of Proceeds	30
	8.9	No Inquiries	30
	8.10	Actions by Special Warrant Agent to Protect Interest	30
	8.11	Special Warrant Agent Not Required to Give Security	30
	8.12	No Conflict of Interest	31
	8.13	Special Warrant Agent Not Ordinarily Bound	31
	8.14	Special Warrant Agent May Deal in Instruments	31
	8.15	Recitals or Statements of Fact Made by Company	31
	8.16	No Representations as to Validity	31
	8.17	Acceptance of Appointment	32
	8.18	Special Warrant Agent’s Authority to Carry on Business	32
	8.19	Indemnification of Special Warrant Agent	32
	8.20	Performance of Covenants by Special Warrant Agent	32
	8.21	Third Party Interests	32
	8.22	Not Bound to Act	33
9.	NOTICES		33
	9.1	Notice to Company, Special Warrant Agent and Agent	33
	9.2	Notice to Special Warrantholders	34

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10.	POWER OF BOARD OF DIRECTORS		34
	10.1	Board of Directors	34
11.	MISCELLANEOUS PROVISIONS		34
	11.1	Further Assurances	34
	11.2	Unenforceable Terms	34
	11.3	No Waiver	34
	11.4	Waiver by Special Warrantholders and Special Warrant Agent	35
	11.5	Suits by Special Warrantholders	35
	11.6	Force Majeure	35
	11.7	Privacy Matters	35
	11.8	Enurement	36
	11.9	Formal Date and Effective Date	37

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SPECIAL WARRANT INDENTURE

THIS SPECIAL WARRANT INDENTURE made as of February 16, 2017.

BETWEEN:

CANNTRUST HOLDINGS INC., a corporation incorporated under the laws of the Province of Ontario and having an office in the City of Vaughan, Ontario (the “Company”)

OF THE FIRST PART

AND:

TSX TRUST COMPANY, a trust company existing under the laws of Canada and having an office in the City of Toronto, Ontario (the “Special Warrant Agent”)

OF THE SECOND PART

WHEREAS the Company is proposing to issue up to 12,606,500 Special Warrants in the manner herein set forth;

AND WHEREAS the Company is authorized to create and issue the Special Warrants;

AND WHEREAS the Company represents to the Special Warrant Agent that all necessary resolutions of the directors of the Company have been duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Indenture and the execution and issue of the Special Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Special Warrant Agent;

AND WHEREAS the Special Warrant Agent has been appointed by the Company and has agreed to act as agent on behalf of the Special Warrantholders on the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.	INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended.

(b)	“Additional Closing Date(s)” means the dates on which additional closings may occur

(c)	“Agency Agreement” means the agency agreement dated February 16, 2017, between the Company and the Agent in relation to the offer and sale of up to 12,606,500 Special Warrants;

(d)	“Agent” means Bloom Burton Securities Inc.;

(e)	“Applicable Legislation” means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to warrant indentures and to the rights, duties and obligations of warrant Agent under warrant indentures, and of corporations issuing their securities under warrant indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(f)	“Authenticated” means (a) with respect to the issuance of a Special Warrant Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized signatory of the Special Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Special Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of holders of Warrants, “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(g)	“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Special Warrants;

(h)	“Book Entry Only Warrants” means Special Warrants that are to be held only by or on behalf of the Depository;

(i)	“Business Day” means a day which is not a Saturday, Sunday or legal holiday in the City of Toronto, Ontario;

(j)	“Certificate of the Company” means an instrument in writing signed by any one authorized director or officer of the Company on behalf of the Company;

(k)	“CDS Global Warrants” means Special Warrants representing all or a portion of the aggregate number of Special Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository, by a Special Warrant Certificate;

(l)	“Closing” means the completion of the issuance and sale of Special Warrants by the Company to purchasers in accordance with the Agency Agreement;

(m)	“Closing Date” means February 16, 2017 or such other Additional Closing Dates, or such other date or dates as the Company and the Agent may agree upon in writing;

(n)	“Commissions” means the securities commissions of the Designated Provinces;

(o)	“Common Share” means a fully paid and non-assessable common share in the capital of the Company as such capital is presently constituted;

(p)	“Company’s auditors” means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

(q)	“Current Market Price” of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during any 10 consecutive Trading Days selected by the Company, commencing not more than 20 Trading Days and ending not less than five days before such date, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Company;

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(r)	“Deadline Date” means August 16, 2017;

(s)	“Deemed Exercise Date” means the second Business Day after the earlier of:

(i)	February 16, 2018; and

(ii)	the later of the Qualification Date and the Listing Date;

(t)	“Deemed Exercise Time” means 4:00 p.m. (Toronto time) on the Deemed Exercise Date;

(u)	“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Company to act as depository in respect of the Special Warrants;

(v)	“Designated Provinces” means each of the provinces of Canada (other than Quebec, Nova Scotia and Prince Edward Island)

(w)	“director” means a director of the Company for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Company as a board or, whenever duly empowered, action by a committee of such board;

(x)	“Dividends paid in the Ordinary Course” means such dividends payable in cash (or in securities, property or assets of equivalent value) declared payable on a Common Share in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

(i)	100% of the aggregate amount or value of the dividends declared payable by the Company on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

(ii)	50% of the consolidated net earnings of the Company, before extraordinary items and after dividends paid on any and all Common Shares of the Company (if any) for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of the Company for such 12 month period or, if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company), and for such purposes the amount of any dividends paid in other than cash or shares of the Company shall be the fair market value of such dividends as determined by the directors;

(y)	“Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section” and “paragraph” followed by a number mean and refer to the specified Article, Section or paragraph of this Indenture;

(z)	“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Special Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Special Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(aa)	“Listing Date” means that date on which the Common Shares are conditionally approved for listing on a recognized stock exchange (as defined in National Instrument 51-102);

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(bb)	“Officer’s Certificate” means a certificate of the Company signed by any one officer of the Company, in his or her capacity as an officer of the Company, and not in his or her personal capacity;

(cc)	“Purchase Price” means $2.00 per Special Warrant;

(dd)	“Qualification Date” means the date on which a receipt for the (final) prospectus qualifying the Warrant Shares is issued by the Ontario Securities Commission on behalf of the securities regulatory authorities in the Designated Provinces;

(ee)	“Special Warrant” means a special warrant of the Company created by the Company and issued hereunder for the Purchase Price and entitling the holder thereof to acquire one Common Share upon exercise or deemed exercise thereof, subject to adjustment in accordance with this Indenture, without payment of additional consideration, subject to adjustment as set out herein;

(ff)	“Special Warrant Certificate” means a certificate evidencing one or more Special Warrants issuable hereunder, substantially in the form attached hereto as Schedule ”A”;

(gg)	“Special Warrantholder” means the registered holder from time to time of an outstanding Special Warrant;

(hh)	“Subsidiary of the Company” means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the Company are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(ii)	“Trading Day” means any day on which the facilities of the Toronto Stock Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, are open for trading;

(jj)	“Uncertificated Warrant” means any Special Warrant which is not represented by a Special Warrant Certificate;

(kk)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(ll)	“U.S. Person has the meaning ascribed thereto in Regulation S under the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States;

(mm)	“Warrant Shares” means the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants; and

(nn)	“Written Direction of the Company” means an instrument in writing signed by any one authorized director or officer of the Company on behalf of the Company.

1.2	Headings

The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Special Warrants.

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1.3	Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4	Weekends and Holidays

If the date for the taking of any action under this Indenture expires on a day that is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5	Meaning of “Outstanding”

Every Special Warrant represented by a Special Warrant Certificate countersigned by the Special Warrant Agent and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Special Warrant Agent for cancellation or until the Deemed Exercise Time. Where a new Special Warrant Certificate has been issued pursuant to Section 2.9 to replace one which has been mutilated, lost, stolen or destroyed, the Special Warrants represented by only one of such Special Warrant Certificates are counted for the purpose of determining the aggregate number of Special Warrants outstanding. A Special Warrant Certificate representing a number of Special Warrants that have been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Special Warrants.

1.6	Time

Time is of the essence hereof and of each Special Warrant Certificate.

1.7	Applicable Law

This Indenture and each Special Warrant Certificate are subject to and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereto, which shall include the Special Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

1.8	Severability

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect under applicable law the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9	Currency

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.10	Conflicts

In the event of any conflict or inconsistency between the provisions of this Indenture and the Special Warrant Certificates, the provisions of this Indenture will govern.

1.11	Schedules

The attached Schedule “A” is incorporated into and forms part of this Indenture.

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2.	ISSUE AND PURCHASE OF SPECIAL WARRANTS

2.1	Creation, Form and Terms of Special Warrants

(a)	The Company hereby creates and authorizes for issuance up to 12,606,500 Special Warrants at the Purchase Price, each such Special Warrant entitling a Special Warrantholder to acquire one Common Share (subject to adjustment in accordance with Article 4) at no additional cost.

(b)	Subject to the provisions hereof, the Special Warrants issued under this Indenture are limited in the aggregate to 12,606,500 Special Warrants, provided that the number of Warrant Shares is subject to increase or decrease so as to give effect to the adjustments required by Article 4.

2.2	Form of Warrants, Certificated Warrants

The Special Warrants may be issued in both certificated and uncertificated form. All Special Warrants issued in certificated form shall be evidenced by a Special Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the Closing Date, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Special Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Special Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Special Warrantholders to be maintained by the Special Warrant Agent.

2.3	Book Entry Only Warrants

(a)	Reregistration of beneficial interests in and transfers of Special Warrants held by the Depository, if any, shall be made only through the book entry registration system and no Special Warrant Certificates shall be issued in respect of such Special Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Company, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Special Warrants registered in their names and shall not receive or be entitled to receive Special Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Special Warrants having or deemed to be having any legend set forth in Section 2.4(f) herein and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Special Warrant Agent and in accordance with the Internal Procedures of the Special Warrant Agent.

(b)	Subject to Section 5.2 and Section Error! Reference source not found., notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged for Special Warrants registered, and no transfer of any CDS Global Warrants may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)	the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Company is unable to locate a qualified successor;

(ii)	the Company and the Agent determine that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Company is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(iv)	the Company and the Agent determine that the Special Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

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(v)	such right is required by applicable law, as determined by the Company and the Company’s counsel; or

(vi)	such registration is effected in accordance with the internal procedures of the Depository and the Special Warrant Agent,

following which, Special Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Special Warrants or their nominees as directed by the holder. The Company shall provide an Officer’s Certificate giving notice to the Special Warrant Agent of the occurrence of any event outlined in this Section.

(c)	Every Special Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(d)	Notwithstanding anything to the contrary in this Indenture, the CDS Global Warrant, if issued, will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Company.

(e)	The rights of beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(f)	Notwithstanding anything herein to the contrary, neither the Company nor the Special Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(g)	The Company may terminate the application of this Section in its sole discretion in which case all Special Warrants shall be evidenced by Special Warrant Certificates registered in the name of a Person other than the Depository.

2.4	Special Warrant Certificate

(a)	For Special Warrants issued in certificated form, the form of certificate representing Special Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Company and Special Warrant Agent. Each Special Warrant Certificate shall be Authenticated manually on behalf of the Special Warrant Agent. Each Special Warrant Certificate shall be signed by any one duly authorized signatory of the Company; whose signature shall appear on the Special Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Company as if it had been signed manually. Any Special Warrant Certificate that has one signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Special Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Special Warrant Agent may determine.

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(b)	The Special Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Special Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Company.

(c)	No Special Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Special Warrant Agent. Authentication by the Special Warrant Agent, including by way of entry on the register or otherwise, shall not be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Indenture or of such Special Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Company of its obligations under this Indenture and the Special Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrants or any of them or of the consideration thereof. Authentication by the Special Warrant Agent shall be conclusive evidence as against the Company that the Special Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(d)	No Special Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Special Warrant Agent substantially in the form of the Special Warrant Certificate set out in Schedule “A” hereto. Such Authentication on any such Special Warrant Certificate shall be conclusive evidence that such Special Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(e)	No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(f)	Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Company may prescribe from time to time:

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“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO CANNTRUST HOLDINGS INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.5	Transferability and Ownership of Special Warrants

(a)	The Company hereby appoints the Special Warrant Agent as registrar of the Special Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Special Warrant, together with such other information as may be required by law or as the Special Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records, at the Special Warrant Agent’s Toronto office, which the Special Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Special Warrants. The information to be entered for each account in the register of Special Warrants at any time shall include (without limitation):

(i)	the name and address of the holder of the Special Warrants, the date of Authentication thereof and the number of Special Warrants;

(ii)	whether such Special Warrant is certificated or uncertificated and, if certificated, the unique number or code assigned to and imprinted thereupon and, if an uncertificated, the unique number or code assigned thereto if any;

(iii)	whether such Special Warrant has been cancelled; and

(iv)	a register of transfers in which all transfers of Special Warrants and the date and other particulars of each transfer shall be entered.

The register shall be available for inspection by the Company and or any Special Warrantholder during the Special Warrant Agent’s regular business hours on a Business Day and upon payment to the Special Warrant Agent of its reasonable fees. Any Special Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Company and the Special Warrant Agent stating the name and address of the Special Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Special Warrantholders or to influence the voting of Special Warrantholders at any meeting of Special Warrantholders.

(b)	Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Special Warrant Agent from the holder as provided herein, except that the Special Warrant Agent may act unilaterally to make purely administrative changes internal to the Special Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Special Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Special Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Company and the Special Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Special Warrant Agent), sustained by the Company or the Special Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Special Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Company or to the Special Warrant Agent.

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(c)	The Special Warrant Certificates may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with applicable laws and upon compliance with the conditions herein, on the register kept at the office of the Special Warrant Agent pursuant to Section 2.5(a) by delivering to the Special Warrant Agent’s Toronto office a duly executed Form of Transfer attached as Appendix 2 to the Special Warrant Certificate and a duly executed Special Warrant Transferee’s Certificate attached as Appendix 3 to the Special Warrant Certificate and complying with such other reasonable requirements as the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent. In the case of Uncertificated Warrants, the Special Warrants may only be transferred in accordance with the procedures of the Depository under the book-entry only registration system.

(d)	Notwithstanding anything contained in this Indenture, in the Special Warrant Certificate or in any subscription agreements under which Special Warrants were issued and sold, the Special Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Special Warrant Agent may prescribe pursuant to Section 2.5(b) or this Section shall not register any transfer of a Special Warrant unless the transfer is made in compliance with this Section or the Special Warrant is transferred outside the United States to a non-U.S. Person who properly completes, executes and delivers to the Special Warrant Agent a certificate in the form attached as Appendix 3 to the Special Warrant Certificate.

(e)	If a Special Warrant Certificate is tendered for transfer, the Special Warrant Agent shall not register such transfer if it has reason to believe that the transferee is in the United States or is a U.S. Person, or is acquiring the Special Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person, or if the Company has provided written instructions to the Special Warrant Agent prior to such exercise or deemed exercise to the effect that the Company believes such exercise or deemed exercise would not comply with applicable United States securities laws.

(f)	The Company shall direct the Special Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Special Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Special Warrants or any Warrant Shares or other securities issuable upon the exercise of any Special Warrants. The Special Warrant Agent shall be entitled to process all proffered transfers and exercises of Special Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements and the terms of this Indenture. The Special Warrant Agent may assume for the purposes of this Indenture that the address on the register of Special Warrantholders of any Special Warrantholder is the Special Warrantholder’s actual address and is also determinative of the Special Warrantholder’s residency and that the address of any transferee to whom any Special Warrants or any Warrant Shares are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

(g)	Upon any transfer of Special Warrants in accordance with the provisions of this Indenture, the Company shall covenant and agree with the Special Warrant Agent, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder and, for greater certainty, shall be entitled to any contractual or other right of withdrawal or rescission that may be available to such transferee holder under Applicable Legislation. Should a holder of Special Warrants or such transferee holder exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Special Warrant Agent shall not be responsible for ensuring the Special Warrants or the exercise of Special Warrants is cancelled and a refund of the holder’s funds is paid back to the holder. In such cases, the holder shall seek a refund directly from the Company and subsequently, the Company shall instruct the Special Warrant Agent in writing, to cancel the Special Warrants or exercise transaction and any underlying shares on the register, which may have already been issued upon the Special Warrant exercise.

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(h)	A person who furnishes evidence that he is, to the reasonable satisfaction of the Special Warrant Agent:

(i)	the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Special Warrantholder;

(ii)	a guardian, committee, trustee, curator or tutor representing a Special Warrantholder who is an infant, an incompetent person or a missing person; or

(iii)	a liquidator or, a trustee in bankruptcy for, a Special Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Special Warrant Certificate in question to the Special Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Special Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Special Warrantholders. After receiving the surrendered Special Warrant Certificate and upon the person surrendering the Special Warrant Certificate meeting the requirements as hereinbefore set forth, the Special Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Company. Forthwith after receiving written notice from the Special Warrant Agent as aforesaid, the Company shall cause a new Special Warrant Certificate to be issued and sent to the new holder and the Special Warrant Agent shall alter the register of holders accordingly.

(i)	The Company and the Special Warrant Agent shall deem and treat the registered holder of any Special Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Company and any previous holder of such Special Warrant, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Company nor the Special Warrant Agent is affected by any notice to the contrary.

(j)	Subject to the provisions of this Indenture and applicable law, each Special Warrantholder is entitled to the rights and privileges attaching to the Special Warrants, and the issue of the Warrant Shares by the Company on exercise of Special Warrants by any Special Warrantholder in accordance with the terms and conditions herein contained discharges all responsibilities of the Company and the Special Warrant Agent with respect to such Special Warrants and neither the Company nor the Special Warrant Agent is bound to inquire into the title of any such registered holder.

(k)	A reasonable charge will be levied on a presenter of a Special Warrant Certificate pursuant to this Indenture for the transfer of any Special Warrant.

(l)	Notwithstanding any other provision of this Section 2.5, in connection with any transfer of Special Warrants, the transferor and transferee shall comply with all reasonable requirements of the Special Warrant Agent as the Special Warrant Agent may deem necessary to secure the obligations of the transferee of such Special Warrants with respect to such transfer or the sale of such Special Warrants to the Company pursuant to Section 2.12.

2.6	Special Warrantholders Not Shareholders

A Special Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Special Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Special Warrant Certificates.

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2.7	Signing of Special Warrants

Any one director or officer of the Company shall sign the Special Warrant Certificates either manually or by facsimile or electronic signature. A facsimile or other electronic signature upon any Special Warrant Certificate is, for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile or electronic signature is reproduced. If a person whose signature, either manually, in facsimile or in other electronic format, appears on a Special Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Special Warrant Certificate, such fact does not affect in any way the validity of the Special Warrants or the entitlement of the Special Warrantholder to the benefits of this Indenture or of the Special Warrant Certificate.

2.8	Countersigning

The Special Warrant Agent shall countersign the Special Warrant Certificates and Authenticated Uncertificated Warrants upon the Written Direction of the Company. No Special Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Special Warrant Certificate has been manually countersigned by the Special Warrant Agent or the Uncertificated Warrant has been Authenticated by the Special Warrant Agent, as the case may be. The countersignature or Authentication by or on behalf of the Special Warrant Agent will be conclusive evidence as against the Company that the Special Warrant Certificate so countersigned or Uncertificated Warrant so Authenticated has been duly issued hereunder and that the holder is entitled to the benefit hereof. The countersignature by or on behalf of the Special Warrant Agent on any Special Warrant Certificate or the Authentication of any Uncertificated Warrant by or on behalf of the Special Warrant Agent is not to be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Indenture or of the Special Warrants or as to the performance by the Company of its obligations under this Indenture and the Special Warrant Agent is in no way liable or answerable for the use made of the Special Warrants or the proceeds from the issuance thereof, except as specified by this Indenture. The countersignature or Authentication, as the case may be, by or on behalf of the Special Warrant Agent is, however, a representation and warranty of the Special Warrant Agent that the Special Warrant Certificate has been duly countersigned by or on behalf of the Special Warrant Agent pursuant to the provisions of this Indenture.

2.9	Loss, Mutilation, Destruction or Theft of Special Warrants

In case any of the Special Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and thereupon the Special Warrant Agent will countersign and deliver a new Special Warrant Certificate of like date and tenor, and bearing the same legend, as applicable, in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Special Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Special Warrants issued hereunder.

The Special Warrantholder applying for the issue of a new Special Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and the Special Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company in their discretion. The Company and the Special Warrant Agent shall also, as a condition precedent to issuing a new Special Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and Special Warrant Agent in their sole discretion, and the applicant shall pay the reasonable charges of the Company and the Special Warrant Agent in connection therewith.

2.10	Exchange of Special Warrants

A Special Warrantholder may, upon compliance with the reasonable requirements of the Special Warrant Agent (including compliance with applicable securities laws) at any time prior to the Deemed Exercise Time, by written instruction delivered to the Special Warrant Agent at the Toronto office of the Special Warrant Agent, exchange his Special Warrant Certificates for Special Warrant Certificates evidencing Special Warrants in other denominations entitling the Special Warrantholder to acquire in the aggregate the same number of Warrant Shares to which it was entitled to acquire under the Special Warrant Certificates so surrendered, in which case the Special Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Special Warrant Agent may determine for every Special Warrant Certificate issued upon exchange. The Special Warrantholder surrendering such Special Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Special Warrant Certificate. The Company shall sign and the Special Warrant Agent shall countersign all Special Warrant Certificates necessary to carry out exchanges as aforesaid.

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Special Warrant Certificates exchanged for Special Warrant Certificates that bear the legend set forth in section 5.9 shall bear the same legend.

2.11	Ranking

All Special Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.12	Purchase of Special Warrants for Cancellation

Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Special Warrants in the market, by private contract or otherwise, on such terms as the Company may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Special Warrants are then obtainable plus reasonable costs of purchase. The Special Warrant Certificates representing the Special Warrants purchased hereunder by the Company shall immediately following purchase, be delivered to and cancelled by the Special Warrant Agent and no Special Warrants shall be issued in substitution therefor. In the case of Uncertificated Warrants, the Special Warrants purchased pursuant to this Section 2.12 shall be reflected accordingly on the register of the Special Warrants and in accordance with procedures prescribed by the Depository under the book-entry registration system. No Special Warrants shall be issued in replacement thereof.

2.13	Cancellation of Surrendered Special Warrants

All Special Warrant Certificates surrendered pursuant to Sections 2.5, 2.9, 2.10, 2.12 and Article 5 shall be cancelled by the Special Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Special Warrant Agent.

3.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

So long as any Special Warrants remain outstanding, the Company represents, warrants, covenants and agrees with the Special Warrant Agent for the benefit of the Special Warrant Agent and Special Warrantholders as follows:

3.1	To Issue Special Warrants and Reserve Common Shares

That it is duly authorized to create and issue the Special Warrants and that the Special Warrants, when issued and countersigned by the Special Warrant Agent, will be valid and enforceable against the Company in accordance with their terms and the terms of this Indenture and that, subject to the provisions of this Indenture, the Company shall cause the Warrant Shares acquired pursuant to the exercise or deemed exercise of Special Warrants and the certificates representing such securities, to be duly issued and delivered in accordance with the terms of the Special Warrants and this Indenture without payment of additional consideration by the Special Warrantholders. At all times while any of the Special Warrants are outstanding, the Company shall reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligations to issue Warrant Shares in respect of the exercise or deemed exercise of all Special Warrants outstanding from time to time. All Warrant Shares acquired pursuant to the exercise or deemed exercise of the Special Warrants shall be fully paid and non-assessable and free and clear of all encumbrances arising through or under the Company.

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3.2	To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3	To Carry On Business

That subject to the express provisions hereof, it shall carry on and conduct and shall cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted and in accordance with industry standards and good business practice, provided, however, that the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or any Subsidiary of the Company, as the case may be, to do so, and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent the amalgamation, consolidation, merger, sale, winding-up or liquidation of the Company or any Subsidiary of the Company or the abandonment of any rights and franchises of the Company or any Subsidiary of the Company if, in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

3.4	No Breach of Constating Documents

That the issue and sale of the Special Warrants and the issue of the Warrant Shares do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Company or the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company or any Subsidiary of the Company is contractually bound as of the date of this Indenture.

3.5	Notices to Special Warrant Agent

That, at least one Business Day prior to the Qualification Date, the Company shall:

(a)	give written notice to the Special Warrant Agent and the Agent of the Qualification Date and the date upon which the Special Warrants will be deemed to be exercised; and

(b)	if applicable, provide written confirmation to the Special Warrant Agent and the Agent of any adjustment that has been made pursuant to Article 4.

3.6	Securities Qualification Requirements

That if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Commissions or any other step is required under any federal or provincial law of the Designated Provinces before any securities or property which a Special Warrantholder is entitled to receive pursuant to the exercise or deemed exercise of a Special Warrant may properly and legally be delivered upon the due exercise or deemed exercise of a Special Warrant, the Company covenants that it shall use its reasonable best efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.7	Satisfy Covenants

That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Special Warrant Agent promptly in writing of any default under the terms of this Indenture.

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3.8	Performance of Covenants by Special Warrant Agent

If the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within ten (10) Business Days after receiving notice of such failure by the Special Warrant Agent, the Special Warrant Agent may notify the Special Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. No such performance, expenditure or advance by the Special Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

3.9	Special Warrant Agent’s Remuneration and Expenses

The Company will pay the Special Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Special Warrant Agent and will pay or reimburse the Special Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Special Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Special Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement advance as may arise from the gross negligence or wilful misconduct of the Special Warrant Agent. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Special Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation of the Special Warrant Agent and/or the termination of this Indenture.

3.10	Covenants Held for Special Warrantholder’s Benefit

The covenants of the Company to the Special Warrant Agent provided for in this Indenture shall be held by the Special Warrant Agent for the benefit of the Special Warrantholders.

3.11	Notice to Special Warrantholders of Certain Events

The Company covenants with the Special Warrant Agent for the benefit of the Special Warrant Agent and the Special Warrantholders that, so long as any of the Special Warrants are outstanding, it will not:

(a)	pay any dividend payable in shares of any class to the holders of its Common Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Common Shares;

(b)	offer to the holders of its Common Shares rights to subscribe for or to purchase any Common Shares or shares of any class or any other securities, rights, warrants or options;

(c)	make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of Common Shares;

(d)	amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)	effect any subdivision, consolidation or reclassification of its Common Shares; or

(f)	liquidate, dissolve or wind-up,

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unless, in each such case, the Company will have given notice, in the manner specified in Section 9.2, to each Special Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Company will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of Common Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in Sections (a), (b), (c), (d), (e) and (f) above not less than 10 days prior to the record date or the date on which the Company’s transfer books are to be closed with respect thereto.

3.12	Closure of Share Transfer Books

The Company further covenants and agrees that it will not during the period of any notice given under Section 9 close its share transfer books or take any other corporate action which might deprive the Special Warrantholders of the opportunity of exercising their Special Warrants; provided that nothing contained in this Section 3.12 will be deemed to affect the right of the Company to do or take part in any of the things referred to in Section 3.11 or to pay cash dividends on the shares of any class or clauses in its capital from time to time outstanding.

4.	ADJUSTMENT OF NUMBER OF WARRANT SHARES

4.1	Adjustment of Number of Warrant Shares

The rights to acquire Warrant Shares in effect at any date attaching to the Special Warrants are subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time, the Company:

(i)	subdivides, re-divides or changes its outstanding Common Shares into a greater number of shares;

(ii)	consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii)	issues Common Shares or securities exchangeable for or convertible to Common Shares (“convertible securities”) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course);

(any of the above being a “Common Share Reorganization”), the number of Warrant Shares issuable upon the exercise of each Special Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Warrant Shares previously obtainable on the exercise of a Special Warrant by the fraction of which:

(A)	the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

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(B)	the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;

and the Company and Special Warrant Agent, upon receipt of notice pursuant to Section 4.4, shall make such adjustment successively whenever any event referred to in this Section 4.1(a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(a). To the extent that any convertible securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Warrant Shares obtainable under each Special Warrant shall be readjusted to the number of Warrant Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (“Rights Period”), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the number of Warrant Shares obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii)	the denominator of which shall be the aggregate of:

(A)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(B)	a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

(c)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Company shall issue or distribute to all or to substantially all of the holders of the Common Shares:

(i)	securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidence of its indebtedness; or

(ii)	any property (including cash) or other assets,

and if such issuance or distribution does not constitute Dividends paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the number of Warrant Shares obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

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(iii)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(iv)	the denominator of which shall be:

(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)	the excess, if any, of (1) the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (2) the fair market value of the consideration received therefor by the Company from the holders of the Common Shares, as determined by action by the directors (whose determination shall be conclusive);

(d)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time, there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Company other than as described in Section 4.1(a) or the triggering of a shareholders’ rights plan or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a “Capital Reorganization”, every Special Warrantholder who has not exercised its right of acquisition, as at the effective date of such Capital Reorganization is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Warrant Shares obtainable under the Special Warrants to which it was previously entitled, the kind and number of Warrant Shares or other securities or property of the Company that the Special Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Special Warrantholder had been the registered holder of the number of Warrant Shares obtainable upon the exercise of Special Warrants then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Section 4.1. The Company shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(d) unless all necessary steps have been taken so that the Special Warrantholders are thereafter entitled to receive such kind and number of Warrant Shares, other securities or property. The Company will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Special Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Special Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Company pursuant to the provisions of this Section 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Special Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive Capital Reorganizations;

(e)	where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Special Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise or deemed exercise of the Special Warrants by reason of the adjustment required by that event. If the Company relies on this Section 4.1(e) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Special Warrantholder, the Special Warrantholder has the right to receive any distributions made on the adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Special Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of the adjusted number of Warrant Shares, other securities or property;

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(f)	the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term “Warrant Shares” where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Special Warrantholder is entitled to receive upon the exercise of his Special Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Special Warrant is interpreted to mean the number of Warrant Shares or other property or securities a Special Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Special Warrant;

(g)	notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares is being made pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company;

(h)	in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company’s auditors who shall have access to all necessary records of the Company, and a determination by the Company’s auditors is binding upon the Company, the Special Warrant Agent, all Special Warrantholders and all other persons interested therein; and

(i)	no adjustment in the number of Warrant Shares obtainable upon exercise of Special Warrants shall be made in respect of any event described in this Section 4.1, other than the events referred in clauses (i) and (ii) of Section (a) thereof, if the Special Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Special Warrantholders had exercised their Special Warrants prior to or on the effective date or record date of such event.

4.2	Adjustment if Preliminary Prospectus is not Receipted on or Prior to the Deadline Date

In the event that a receipt for a preliminary prospectus is not obtained from the Ontario Securities Commission, as principal regulator, on or prior to the Deadline Date, instead of one Warrant Share, each Special Warrant shall entitle the holder thereof to obtain one and one-tenth (1.1) Warrant Shares upon exercise or deemed exercise thereof. The foregoing adjustment shall be in addition to any adjustment as provided in Section 4.1.

4.3	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Special Warrants, including the number of Warrant Shares obtainable upon the exercise or deemed exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has unissued and reserved Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Special Warrantholders are entitled to receive on the full exercise of the Special Warrants in accordance with the provisions hereof.

4.4	Certificate of Adjustment

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Special Warrantholders and the Agent and a Certificate of the Company to the Special Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based. In the event of a dispute about such calculation, the Certificate of the Company shall be supported by a certificate of the Company’s auditors verifying such calculation. The Special Warrant Agent shall rely, and shall be protected in so doing, upon the Certificate of the Company or the Company’s auditor and any other document filed by the Company pursuant to this Article 4 for all purposes.

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4.5	No Action After Notice

The Company covenants with the Special Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Special Warrant of the opportunity of exercising the Special Warrants during the period of 14 days after giving of the notice set forth in Section 4.4 hereof and 4.7 hereof.

4.6	Protection of Special Warrant Agent

The Special Warrant Agent shall not:

(a)	at any time be under any duty or responsibility to a Special Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)	be accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(c)	be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrant Shares or certificates for the Warrant Shares upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(d)	shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the Agent or servants of the Company.

4.7	Notice of Special Matters

The Company covenants with the Special Warrant Agent that so long as any Special Warrants remain outstanding it will give notice, not less than 14 days prior to the applicable record date, in the manner provided for in Article 9 to the Special Warrant Agent, each Special Warrantholder and to the Agent of any event which requires an adjustment to the subscription rights attaching to any of the Special Warrants pursuant to this Article 4. The Company covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article 9. The Company further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a Certificate of the Company with the Special Warrant Agent showing how such adjustment shall be computed.

5.	EXERCISE, REDEMPTION AND CANCELLATION OF SPECIAL WARRANTS

5.1	Notice of Deemed Exercise to Special Warrantholders

Upon receipt of notice from the Company in accordance with Section 3.5, the Special Warrant Agent shall give written notice, in the form to be provided by the Company to the Special Warrant Agent, to each holder of a Special Warrant concurrently with delivery of the certificates representing the Warrant Shares in accordance with Section 5.3, which notice will include a statement that any Special Warrants not exercised prior to the Deemed Exercise Time will be deemed to be exercised pursuant to Section 5.3 and will include confirmation that no adjustment has occurred pursuant to section 4.1, or if an adjustment has occurred, provide a Certificate of the Company as set forth in Section 4.4 herein.

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5.2	Voluntary Exercise of Special Warrants

A Special Warrantholder may, at any time before the Deemed Exercise Time, exercise all or any number of the Special Warrants outstanding which are then held by the Special Warrantholder, by surrendering to the Special Warrant Agent, at its principal transfer office in the City of Toronto or at such additional place or places as may be designated by the Special Warrant Agent during normal Business Hours on a Business Day, the Special Warrant Certificate or Special Warrant Certificates representing the number of Special Warrants to be exercised, together with a duly completed and executed exercise form(s) in the form attached as Appendix 1 to the Special Warrant Certificate(s) and subject to compliance with such requirements as the Special Warrant Agent may reasonably impose to permit the tracking of such exercises from time to time. Voluntary exercise at a time prior to Qualification Date is subject to compliance with, and may be restricted by, the securities laws of the Designated Provinces and is further subject to the Special Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Special Warrant Agent, be required to ensure compliance with applicable securities laws. If, at the time of the voluntary exercise of the Special Warrants pursuant to this Section 5.2, there remain restrictions on resale under applicable securities laws on the Warrant Shares so acquired, the Company, may, if required on the advice of counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions. Upon the voluntary exercise of Special Warrants pursuant to this Section 5.2, the Special Warrant Agent shall promptly thereafter and in any event within three Business Days:

(a)	send by first class insured mail, or otherwise in compliance with its mail insurance policy, certificates for the Warrant Shares to the address of the Special Warrantholder specified in the register of Special Warrants;

(b)	if so specified, deliver certificates for the Warrant Shares to the Special Warrantholder at the principal office of the Special Warrant Agent in Toronto, Ontario; or

(c)	send by first class insured mail, or otherwise in compliance with its mail insurance policy, certificates for the Warrant Shares to the address of the Special Warrantholder specified in writing by the Special Warrantholder to the Special Warrant Agent.

The exercise form attached to the Special Warrant Certificate shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the Special Warrantholder, his executor, administrator or other legal representative of such holder’s attorney duly appointed.

Exercise notices must be delivered to the Special Warrant Agent at any time during the Special Warrant Agent's actual business hours on any Business Day prior to the Deemed Exercise Date. Any exercise notice received by the Special Warrant Agent after business hours on any Business Day other than the Deemed Exercise Date will be deemed to have been received by the Special Warrant Agent on the next following Business Day.

Should an exercise be processed through the Depository prior to the Qualification Date, the holder shall be required to withdraw its position from the Depository and receive from the Special Warrant Agent a Special Warrant Certificate representing the Special Warrants so withdrawn. Such holder shall then be permitted to exercise its Special Warrants in accordance with this Section 5.2.

5.3	Deemed Exercise of Special Warrants

All Special Warrants not exercised by the Special Warrantholder pursuant to Section 5.2 prior to the Deemed Exercise Time will be deemed to have been exercised immediately prior to the Deemed Exercise Time and surrendered by the Special Warrantholders without any further action on the part of the Special Warrantholder. In that event, the Special Warrant Agent shall, within three Business Days thereafter, deliver in certificated form or in the case of to the Depository, book entry only Warrant Shares issued upon deemed exercise of the Special Warrants, registered in the name of the Special Warrantholders, to the addresses of the Special Warrantholders as specified in the register for the Special Warrants or to such address as the Special Warrantholder may specify in writing to the Special Warrant Agent.

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5.4	Effect of Exercise of Special Warrants

Upon the exercise or deemed exercise of the Special Warrants, each Special Warrantholder is, at that time, deemed to have become the holder or holders of record of the Warrant Shares, in respect of which such Special Warrantholder’s Special Warrants are exercised or are deemed to have been exercised, unless the transfer registers of the Company shall be closed by law on such date, in which case the Warrant Shares acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Warrant Shares on the date on which such transfer registers are next reopened.

Notwithstanding any provision herein to the contrary, the Company shall not be required to deliver certificates for Warrant Shares in any period while the share transfer registers of the Company are closed and, in the event of the exercise of any Special Warrant during any such period, the Warrant Shares subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such share transfer registered are reopened.

5.5	Partial Exercise

Any Special Warrantholder may acquire a number of Warrant Shares less than the number of Warrant Shares that the holder is entitled to acquire pursuant to the surrendered Special Warrant Certificate(s). In the event of any exercise of a number of Special Warrants less than the number which the holder is entitled to exercise pursuant to the surrendered Special Warrant Certificates, the Special Warrantholder upon such exercise shall, in addition to the number of Warrant Shares acquired pursuant to the Special Warrants exercised, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) in respect of the balance of the Special Warrants represented by the surrendered Special Warrant Certificate(s) and which were not then exercised.

5.6	Special Warrants Void After Exercise Time

After the exercise or deemed exercise of a Special Warrant as provided in this Section, the holder of a Special Warrant Certificate representing the Special Warrant so exercised no longer has any rights either under this Indenture or the Special Warrant Certificate, other than, the right to receive certificates representing the Warrant Shares, and the Special Warrant is void and of no value or effect.

5.7	Fractions of Warrant Shares

(a)	Where a Special Warrantholder is entitled to receive, as a result of the adjustments provided for in Sections 4.1 or 4.2 or otherwise, on the exercise or partial exercise of its Special Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Special Warrant or other Special Warrants which in the aggregate entitle the Special Warrantholder to receive a whole number of Warrant Shares; and

(b)	If a Special Warrantholder is not able to, or elects not to, combine Special Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Special Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares and no cash will be paid in lieu of any fractional Warrant Share.

5.8	Accounting and Recording

The Special Warrant Agent shall promptly notify the Company with respect to Special Warrants exercised. The Special Warrant Agent shall record the particulars of the Special Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three Business Days of the exercise of each Special Warrant pursuant to Section 5.2, the Special Warrant Agent shall provide those particulars in writing to the Company.

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5.9	Legending of Special Warrant Certificates

(a)	The Special Warrants and Warrant Shares have not been, and will not be, registered under the 1933 Act or applicable securities laws of any state of the United States.

(b)	All Special Warrant Certificates and all certificates issued in exchange therefor or in substitution thereof will have one or both of the following additional legends endorsed thereon:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE LATER OF (I) [DATE OF DISTRIBUTION OF SPECIAL WARRANTS] AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

(c)	Notwithstanding any other provisions of this Indenture, in processing and registering transfers of Special Warrants, no duty or responsibility whatsoever shall rest upon the Special Warrant Agent to determine the compliance by any transferor or transferee with the terms of the legend contained in this subsection 5.9, or with the relevant securities laws or regulations, and the Special Warrant Agent shall be entitled to assume that all transfers are legal and proper.

5.10	Issuance of Warrant Shares

All certificates issued for the Warrant Shares prior to the Qualification Date will have the following legend endorsed thereon:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE LATER OF (I) [DATE OF DISTRIBUTION OF SPECIAL WARRANTS] AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

5.11	Securities Restrictions

Notwithstanding anything herein contained, in the event that the Special Warrants are exercised pursuant to and in accordance with the provisions of Section 5.2 prior to the Qualification Date, the certificates representing the Warrant Shares thereby issued will bear such legends as may, in the opinion of counsel to the Company, acting reasonably, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid violation of such laws, or the holder of any such legended certificates representing the Warrant Shares, at the holder’s expense, provides the Company and the registrar and transfer agent of the Common Shares with evidence satisfactory in form and substance to the Company and the registrar and transfer agent of the Common Shares (which may include an opinion of counsel satisfactory to the Company and the registrar and transfer agent of the Common Shares) to the effect that such holder is entitled to sell or otherwise transfer such Warrant Shares in a transaction in which such legends are not required, such legended certificates representing Warrant Shares may thereafter be surrendered to the Special Warrant Agent in exchange for a certificate which does not bear such legend.

6.	MEETINGS OF SPECIAL WARRANTHOLDERS

6.1	Definitions

In this Article 6 or otherwise in this Indenture:

(a)	“Adjourned Meeting” means a meeting adjourned in accordance with Section 6.8;

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(b)	“Extraordinary Resolution” means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

(c)	“Meeting” means a meeting of the Special Warrantholders.

6.2	Convening Meetings

The Special Warrant Agent or the Company may convene a Meeting at any time at the expense of the Company. Upon receipt of a written requisition signed in one or more counterparts by Special Warrantholders representing not less than 25% of the Special Warrants then outstanding, the Special Warrant Agent or the Company shall convene a Meeting, provided that in the case of the Special Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Company or the Special Warrantholders for the costs of convening and holding a Meeting. If the Special Warrant Agent or the Company fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Special Warrantholders representing not less than 25% of the Special Warrants then outstanding may themselves convene a Meeting, the notice for which must be signed by a person that those Special Warrantholders specify, provided that the Special Warrant Agent and Company receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3	Place of Meeting

Every Meeting must be held in Toronto, Ontario or at such other place that the Special Warrant Agent and Company approve.

6.4	Notice

The Special Warrant Agent or the Company, as the case may be, shall give written notice of each Meeting to each Special Warrantholder, the Special Warrant Agent (unless the Meeting has been called by the Special Warrant Agent), the Agent and the Company (unless the Meeting has been called by the Company) in the manner specified in Article 9 at least 25 days before the date of the Meeting. The Special Warrant Agent shall give written notice of each Adjourned Meeting to each Special Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Special Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Special Warrant Agent or the Company, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Special Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5	Persons Entitled to Attend

The Company and the Agent may and the Special Warrant Agent shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company, the Agent nor the Special Warrant Agent has the right to vote. The legal advisors of the Company, the Agent, the Special Warrant Agent, and any Special Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Special Warrantholder.

6.6	Quorum

Subject to the provisions of Section 6.18, a quorum for a Meeting shall consist of two or more persons present in person and owning or representing by proxy not less than 25% of the Special Warrants then outstanding.

6.7	Chairman

The Special Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Special Warrantholders and proxies for Special Warrantholders present shall choose one of their number to be chairman. The chairman may vote any Special Warrants for which he or she is the registered holder.

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6.8	Power to Adjourn

The chairman of any Meeting at which a quorum of the Special Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting. Notice of such adjournment will be given in accordance with Section 6.4 with such other requirements, if any, as the Meeting may prescribe.

6.9	Adjourned Meeting

If a quorum of the Special Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman. The Special Warrant Agent shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Special Warrantholder and the Company. At an Adjourned Meeting, two or more Special Warrantholders or persons representing Special Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.10	Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion will not be carried. On a show of hands, each Special Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote for every Special Warrant then outstanding of which such Special Warrantholder is the registered owner.

6.11	Poll

When requested by a Special Warrantholder acting in person or by the proxy representing the Special Warrantholder, and on every Extraordinary Resolution, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Special Warrantholder or person representing a Special Warrantholder shall be entitled to one vote for every Special Warrant of which he is the registered holder. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Special Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Special Warrants of which they are joint registered holders.

6.12	Regulations

Subject to the provisions of this Indenture, the Special Warrant Agent, or the Company with the approval of the Special Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)	setting a record date for a Meeting for determining Special Warrantholders entitled to receive notice of and vote at a Meeting;

(b)	voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Special Warrantholder;

(c)	lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

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(d)	the form of the instrument of proxy; and

(e)	any other matter relating to the conduct of a meeting of Special Warrantholders.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Special Warrant Agent may permit Special Warrantholders to make proof of ownership in the manner the Special Warrant Agent approves.

6.13	Powers of Special Warrantholders

By Extraordinary Resolution passed pursuant to this Article 6, the Special Warrantholders may:

(a)	agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Special Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Special Warrant Agent in its capacity as special warrant agent (subject to the Special Warrant Agent’s prior consent) hereunder or on behalf of the Special Warrantholders against the Company, which has been agreed to by the Company;

(b)	direct and authorize the Special Warrant Agent to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(c)	direct the Special Warrant Agent to enforce any covenant or obligation on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provision of this Indenture either unconditionally or upon any conditions specified in such resolution;

(d)	assent to any change in or omission from the provisions contained in this Indenture or the Special Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Special Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(e)	without limiting the generality of Sections 6.13(a) and (d), assent to an extension of time thereunder;

(f)	with the consent of the Company, remove the Special Warrant Agent or its successor in office and to appoint a special warrant agent to take the place of the Special Warrant Agent so removed;

(g)	upon the Special Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Special Warrant Agent to enforce any covenant of the Company contained in this Indenture or the Special Warrant Certificates, or to enforce any right of the Special Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(h)	restrain any Special Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Special Warrantholders as set out in this Indenture or the Special Warrant Certificates;

(i)	direct a Special Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith;

(j)	waive and direct the Special Warrant Agent to waive a default by the Company in complying with any of the provisions of this Indenture or the Special Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

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(k)	assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; or

(l)	amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.

6.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Special Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15	Minutes of Meetings

The Special Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Special Warrant Agent for inspection by a Special Warrantholder or his authorized representative and the Agent at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16	Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Special Warrantholders holding not less than a majority of the Special Warrants then outstanding in the case of a resolution, or not less than 2/3 of the Special Warrants in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, a resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17	Binding Effect

A resolution of the Special Warrantholders passed pursuant to this Article 6 is binding upon all Special Warrantholders. Upon the passing of a Special Warrantholder’s resolution at a meeting of the Special Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Special Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Special Warrantholders, the Special Warrant Agent is entitled to and shall give effect thereto.

6.18	Holdings by the Company or Subsidiaries of the Company Disregarded

In determining whether Special Warrantholders holding the required number of Special Warrants are present at a meeting of Special Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Indenture, Special Warrants owned legally or beneficially by the Company or any Subsidiary of the Company shall be disregarded.

7.	SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Company shall, when authorized by the directors of the Company and the Special Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

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(a)	adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Special Warrant Agent are necessary or advisable, provided the same are not, in the opinion of counsel to the Special Warrant Agent prejudicial to the interests of the Special Warrantholders;

(b)	adding to the covenants of the Company in this Indenture for the protection of the Special Warrantholders;

(c)	evidencing any succession (or successive successions), of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)	setting forth any adjustments resulting from the application of the provisions of Article 4;

(e)	making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of counsel to the Special Warrant Agent, prejudicial to the interests of the Special Warrantholders;

(f)	giving effect to an Extraordinary Resolution;

(g)	to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the counsel to the Special Warrant Agent, the rights of the Special Warrantholders are not prejudiced thereby;

(h)	adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates of different denominations, and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof; or

(i)	for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion of counsel to the Special Warrant Agent, the rights of the Special Warrantholders are in no way prejudiced thereby.

7.2	Company May Consolidate, etc. on Certain Terms

Subject to Section 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Special Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Special Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

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7.3	Successor Body Corporate Substituted

Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all of substantially all of the properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Special Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

8.	CONCERNING THE SPECIAL WARRANT AGENT

8.1	Duties of Special Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to special warrant agents, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Special Warrant Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent special warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Special Warrant Agent from, or require any other person to indemnify the Special Warrant Agent against any liability for its own gross negligence, wilful misconduct or fraud.

8.2	Action by Special Warrant Agent

The Special Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3	Certificate of the Company

If in the administration of its duties hereunder, the Special Warrant Agent deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Special Warrant Agent may accept and rely on a certificate of the Company, resolutions, opinions, orders or other documents as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Special Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

8.4	Special Warrant Agent May Employ Experts

The Special Warrant Agent may, at the Company’s expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or Agent as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Company shall reimburse the Special Warrant Agent for all reasonable disbursements, costs and expenses made or incurred by the Special Warrant Agent in the discharge of its duties hereunder. The Special Warrant Agent may rely upon and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of its duties hereunder. The Special Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or Agent employed by the Special Warrant Agent in good faith.

8.5	Resignation and Replacement of Special Warrant Agent

(a)	The Special Warrant Agent may resign and be discharged from all further obligations hereunder by giving to the Company and the Special Warrantholders written notice at least 60 days, or such shorter time period if acceptable to the Special Warrant Agent, the Company and the Special Warrantholders, before the effective date of the resignation. If the Special Warrant Agent resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new special warrant agent. Failing such appointment by the Company or by the Special Warrantholders by Extraordinary Resolution, the retiring Special Warrant Agent or any Special Warrantholder may apply to a judge of the Ontario Superior Court of Justice on such notice as such judge may direct, for the appointment of a new special warrant agent. The Special Warrantholders may, by Extraordinary Resolution, remove the Special Warrant Agent (including a special warrant agent appointed by the Company or by a judge as aforesaid) and appoint a new special warrant agent. On any new appointment, the new special warrant agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Special Warrant Agent without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Special Warrant Agent shall execute the same in favour of the new special warrant agent.

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(b)	Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Special Warrant Agent for the time being is a party or any corporation succeeding to all or substantially all of the corporate trust business of the Special Warrant Agent shall be the successor Special Warrant Agent under this Indenture without any further act.

8.6	Indenture Legislation

The Company and the Special Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7	Notice

The Special Warrant Agent is not required to give notice to third parties, including the Special Warrantholders, of the execution of this Indenture.

8.8	Use of Proceeds

The Special Warrant Agent is in no way responsible for the use by the Company of the proceeds of the issue hereunder.

8.9	No Inquiries

In the exercise of any right or duty hereunder the Special Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Special Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Special Warrant Agent. The Special Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Special Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Company of the Company’s covenants hereunder.

8.10	Actions by Special Warrant Agent to Protect Interest

Subject to Section 8.13, the Special Warrant Agent shall have the power, but shall have no obligation, to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrantholders.

8.11	Special Warrant Agent Not Required to Give Security

The Special Warrant Agent is not required to give any bonds or security with respect to the execution or administration of its duties hereunder and powers of this Indenture.

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8.12	No Conflict of Interest

The Special Warrant Agent represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Special Warrant Agent hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Special Warrant Agent shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.13	Special Warrant Agent Not Ordinarily Bound

No provision of this Indenture shall require the Special Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is indemnified and funded to its satisfaction. The obligation of the Special Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Special Warrantholders hereunder, is conditional upon Special Warrantholders furnishing, when required in writing so to do by the Special Warrant Agent, an indemnity reasonably satisfactory to the Special Warrant Agent, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Special Warrant Agent to protect and hold harmless the Special Warrant Agent against any loss, damage or liability by reason thereof.

8.14	Special Warrant Agent May Deal in Instruments

The Special Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.15	Recitals or Statements of Fact Made by Company

Except for the representations contained in Sections 8.12 and 8.18 subject to the provisions hereof, the Special Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Special Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.16	No Representations as to Validity

The Special Warrant Agent is not:

(a)	under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.8 hereof) in respect of the validity or the execution of any Special Warrant Certificate;

(b)	responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any Special Warrant Certificate; or

(c)	by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares to be issued as provided in this Indenture or in any Special Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.16 rests upon the Company and not upon the Special Warrant Agent and the failure of the Company to discharge any such duty and responsibility does not in any way render the Special Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

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8.17	Acceptance of Appointment

The Special Warrant Agent hereby accepts the appointment governed by this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.18	Special Warrant Agent’s Authority to Carry on Business

The Special Warrant Agent represents to the Company that at the date hereof it is authorized to carry on the business of a trust company in Ontario. If, notwithstanding the provisions of this Section 8.18, it ceases to be authorized to carry on such business in Ontario, the validity and enforceability of this Indenture and of the Special Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Special Warrant Agent shall, within 30 days after ceasing to be authorized to carry on such business in Ontario, either become so authorized or resign in the manner and with the effect specified in Section 8.5.

8.19	Indemnification of Special Warrant Agent

Without limiting any protection or indemnity of the Special Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Special Warrant Agent and its directors, officers, employees and agents from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Special Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the gross negligence or fraud of the Special Warrant Agent. This provision shall survive the resignation or removal of the Special Warrant Agent, or the termination of this Indenture. The Special Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Special Warrant Agent with satisfactory indemnity and funding against such expense or liability.

Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Special Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

8.20	Performance of Covenants by Special Warrant Agent

If the Company fails to perform any of its covenants contained in this Indenture, then the Company will notify the Special Warrant Agent in writing of such failure and upon receipt by the Special Warrant Agent of such notice, the Special Warrant Agent will notify the Special Warrantholders of such failure on the part of the Company and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. All sums expended or disbursed by the Special Warrant Agent in so doing shall be reimbursed as provided in Section 3.9. No such performance, expenditure or disbursement by the Special Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

8.21	Third Party Interests

Each party to this Indenture hereby represents to the Special Warrant Agent that any account to be opened by, or interest to held by the Special Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Special Warrant Agent’s prescribed form as to the particulars of such third party.

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8.22	Not Bound to Act

The Special Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Special Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Special Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided (i) that the Special Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Special Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

9.	NOTICES

9.1	Notice to Company, Special Warrant Agent and Agent

Any notice to the Company, Special Warrant Agent or the Agent under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or email:

(a)	to the Company at:

	CannTrust Holdings Inc.	Attention:	Eric Paul, CEO
	3280 Langstaff Road	Email:	epaul@canntrust.ca
Unit 1, Vaughan, Ontario
L4K 4Z8

with a copy to, which shall not constitute notice:

	Fogler, Rubinoff LLP	Attention:	Rick Moscone
	77 King Street West	Fax:	416.941.8852
	Suite 3000, P.O. Box 95	Email:	rmoscone@foglers.com
TD Centre North Tower
Toronto, ON M5K 1G8
	Goldman, Spring, Kichler & Sanders LLP	Attention:	Mitchell Sanders
	40 Sheppard Avenue West	Fax:	416.225.4805
	Suite 700	Email:	msanders@goldmanspring.com
Toronto, Ontario M2N 6K9

(b)	to the Special Warrant Agent at:

	TSX Trust Company	Attention:	Vice-President, Trust Services
	200 University Avenue, Suite 300	Email:	TSXTrustServices@tsx.com
Toronto, ON, M5H 4H1

(c)	to the Agent at:

	Bloom Burton Securities Inc.	Attention:	Jolyon Burton
	65 Front Street East, Suite 300	Email:	jburton@bloomburton.com
Toronto, ON M5E 1B5

with a copy to, which shall not constitute notice:

Baker & McKenzie LLP
	Brookfield Place	Attention:	Sonia M. Yung
	Bay/Wellington Tower	Fax:	416.863.6275
181 Bay Street, Suite 2100
	Toronto, Ontario M5J 2T3	Email:	sonia.yung@bakermckenzie.com

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Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the fifth Business Day following the date of the postmark on such notice and, if sent by email, be deemed to have been given and received on the day it was so sent unless it was sent:

(a)	on a day which is not a business day in the place to which it was sent; or

(b)	after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a business day in the place to which it was sent.

9.2	Notice to Special Warrantholders

Any notice to the Special Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Special Warrantholder at its address appearing on the register of Special Warrants kept by the Special Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the fifth Business Day following the date of the postmark on such notice.

A copy of any notice provided to the Special Warrantholders shall be concurrently provided to the Agent in the manner specified in Section 9.1.

10.	POWER OF BOARD OF DIRECTORS

10.1	Board of Directors

In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

11.	MISCELLANEOUS PROVISIONS

11.1	Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2	Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3	No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

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11.4	Waiver by Special Warrantholders and Special Warrant Agent

Notwithstanding Section 11.3 above, upon the happening of any default hereunder:

(a)	the holders of not less than 51% of the Special Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Special Warrant Agent to waive any default hereunder and the Special Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)	the Special Warrant Agent shall have power to waive any default by the Company hereunder upon such terms and conditions as the Special Warrant Agent may deem advisable, if, in the Special Warrant Agent’s opinion, relying on the opinion of legal counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Special Warrant Agent or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Special Warrant Agent or of the Special Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

11.5	Suits by Special Warrantholders

(a)	No Special Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any covenant, action or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Special Warrantholders by Extraordinary Resolution have made a request to the Special Warrant Agent and the Special Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Special Warrantholders, or any of them, have furnished to the Special Warrant Agent, when so requested by the Special Warrant Agent sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Special Warrant Agent has failed to act within a reasonable time or the Special Warrant Agent has failed to actively pursue any such act or proceeding.

(b)	Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Special Warrantholder by the terms of a Special Warrant may be enforced by such Special Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Special Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrantholders from time to time.

11.6	Force Majeure

Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.7	Privacy Matters

The Company acknowledges that the Special Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

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(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Special Warrant Agent manage its servicing relationships with such individuals;

(c)	to meet the Special Warrant Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Special Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

The Company acknowledges and agrees that the Special Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Special Warrant Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the United States for data processing and/or storage. Further, the Company agrees that it shall not provide or cause to be provided to the Special Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Company has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.8	Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns.

[Remainder of the page inentionally left blank]

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11.9	Formal Date and Effective Date

For the purpose of convenience this Indenture is referred to as bearing the formal date of February 16, 2017, however notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Special Warrantholder upon the date of issuance of a Special Warrant Certificate to such Special Warrantholder.

CANNTRUST HOLDINGS INC.

Per:	/s/ Ian Abramowitz
Authorized Signatory

TSX TRUST COMPANY

Per:	/s/ Derrice Richards
Authorized Signatory

Per:	/s/ Michael Rosenberg
Authorized Signatory

Signature Page to Special Warrant Indenture

SCHEDULE “A”

FORM OF SPECIAL WARRANT CERTIFICATE

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE LATER OF (I) [DATE OF DISTRIBUTION OF SPECIAL WARRANTS] AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.”

THE SPECIAL WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE DEEMED TO BE EXERCISED IMMEDIATELY PRIOR TO THE DEEMED EXERCISE TIME (AS DEFINED BELOW) AND WILL BE VOID THEREAFTER.”

SPECIAL WARRANT CERTIFICATE

CANNTRUST HOLDINGS INC.

(incorporated under the laws of Ontario)

No. SW-«Warrant»	«Number» SPECIAL WARRANTS

THIS IS TO CERTIFY that, for value received, «Name» (the “Special Warrantholder”) is the registered holder of the number of special warrants (the “Special Warrants”) stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below) hereinafter referred to, the number of Common Shares (the “Warrant Shares”) of CannTrust Holdings Inc. (the “Company”) as is equal to the number of Special Warrants represented hereby (subject to adjustment as set out in the Indenture (as defined below)), all without payment of any consideration in addition to that paid for the Special Warrants represented hereby.

The Special Warrants represented by this certificate are issued under and pursuant to a certain indenture (the “Indenture”) made as of February 16, 2017 between the Company and TSX Trust Company (the “Special Warrant Agent”) (which expression includes any successor special warrant agent appointed under the Indenture), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which such Special Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Special Warrants by acceptance hereof assents. All terms defined in the Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Special Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Company will furnish to the holder of this Special Warrant Certificate, upon request and without charge, a copy of the Indenture.

A Special Warrantholder may, at any time before 4:00 p.m. (Toronto time) (the “Deemed Exercise Time”) on the second Business Day (the “Deemed Exercise Date”) after the earlier of:

(i)	February 16, 2018 and

(ii)	the later of (i) the date on which a receipt for the (final) prospectus qualifying the Warrant Shares is issued by the Ontario Securities Commission on behalf of the securities regulatory authorities in the Designated Provinces (the “Qualification Date”) and (ii) the date on which the Common Shares are conditionally approved for listing on a recognized stock exchange (as defined in National Instrument 51-102), exercise all or any number of the Special Warrants outstanding which are then held by the Special Warrantholder.

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If any Special Warrants have not been voluntarily exercised by the holders thereof prior to the Deemed Exercise Time, then such Special Warrants will be deemed to have been exercised, delivered and surrendered by the holder thereof immediately prior to the Deemed Exercise Time without any further action on the part of the holder.

The holder of this Special Warrant Certificate may, at any time before the Deemed Exercise Time, exercise all or any number of the Special Warrants represented hereby, by surrendering to the Special Warrant Agent a Special Warrant Certificate or Special Warrant Certificates representing the number of Special Warrants to be exercised, together with the duly completed and executed exercise form set out on the reverse of this Special Warrant Certificate. Any such exercise at a time prior to the Qualification Date is subject to compliance with, and may be restricted by, Applicable Legislation. If, at the time of the exercise of the Special Warrants, there remain restrictions on resale under Applicable Legislation on the Warrant Shares acquired, the Company may endorse the certificates representing the Warrant Shares acquired with respect to such resale restrictions.

The Warrant Shares in respect of which the Special Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time each Special Warrantholder will be deemed to have become the holder of record of such Warrant Shares.

After the exercise or deemed exercise of Special Warrants, the Special Warrant Agent shall within three Business Days of such exercise or deemed exercise cause to be mailed or delivered to each Special Warrantholder at its address specified in the register for the Special Warrants maintained by the Special Warrant Agent, certificates for the appropriate number of Warrant Shares issuable in respect of such Special Warrants, not exceeding those which such Special Warrantholder is entitled to acquire pursuant to the Special Warrants so exercised. If the holder of this Special Warrant Certificate exercises some but not all of the Special Warrants represented hereby, he or she will be entitled to receive, without charge, a new Special Warrant Certificate representing the unexercised number of the Special Warrants represented hereby.

The holder of this Special Warrant Certificate may at any time up to the Deemed Exercise Time, upon written instruction delivered to the Special Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Special Warrant Certificate for other Special Warrant Certificates evidencing Special Warrants entitling the holder to acquire in the aggregate the same number of Warrant Shares as may be acquired under this Special Warrant Certificate.

The number of Warrant Shares which may be acquired by a Special Warrantholder upon exercise of Special Warrants, are also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Company. In addition, in the event that a receipt for a preliminary prospectus is not obtained from the Ontario Securities Commission, as principal regulator, on or prior to the Deadline Date, instead of one Warrant Share, each Special Warrant shall entitle the holder thereof to obtain one and one-tenth (1.1) Warrant Shares upon exercise or deemed exercise thereof in accordance with Article 4.2 of the Indenture.

The holding of the Special Warrants evidenced by this Special Warrant Certificate does not constitute the Special Warrantholder a shareholder of the Company or entitle such holder to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

The Special Warrants may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, on the register kept at the office of the Special Warrant Agent by delivering to the Special Warrant Agent’s Toronto office a duly executed Form of Transfer set out on the reverse of this Special Warrant Certificate and a duly executed Special Warrant Transferee’s Certificate attached to the Indenture as Appendix 3 (and available upon request from the Special Warrant Agent) and complying with such other reasonable requirements as the Company and the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent.

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The holder understands and acknowledges that the Special Warrants and the Warrant Shares issuable hereunder (together, the “Securities”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or under the securities laws of any state of the United States.

The holder understands that the Special Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a U.S. person or a person in the United States, and the Securities issuable upon exercise of such Special Warrants may not be delivered within the United States or for the account or benefit of a U.S. Person, unless such Securities are registered under the 1933 Act and any applicable state securities laws, or unless an exemption from such registration requirements is available.

This Special Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

After the exercise or deemed exercise of any of the Special Warrants represented by this Special Warrant Certificate, the Special Warrantholder shall no longer have any rights under either the Indenture or this Special Warrant Certificate with respect to such Special Warrants, other than the right to receive certificates representing the Warrant Shares issuable on the exercise of those Special Warrants, and those Special Warrants shall be void and of no further value or effect.

The Indenture contains provisions making binding upon all Special Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Special Warrantholders holding a specified percentage of the Special Warrants.

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IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be executed and the Special Warrant Agent has caused this Special Warrant Certificate to be countersigned by its duly authorized officers as of this ___ day of ____________________, 2017.

CANNTRUST HOLDINGS INC.

Per:
Authorized Signatory

COUNTERSIGNED BY:
TSX TRUST COMPANY,
As Special Warrant Agent, Toronto

Per:
Authorized Signatory

Signature Page to Special Warrant Certificate

APPENDIX 1

EXERCISE FORM

TO:	CANNTRUST HOLDINGS INC. (the “Company”)

1.           The undersigned hereby irrevocably subscribes for and exercises the right to acquire ________________ Common Shares of the Company (or such number of other securities or property to which such Special Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the accompanying Special Warrant Certificate) according to the provisions of the Indenture referenced in the accompanying Special Warrant Certificate.

2.           The Common Shares are to be registered as follows:

Name:
(print clearly)

Address in full:

Number of Common Shares:

3.           Such securities should be sent to:

Name:
(print clearly)

Address in full:

If the number of Special Warrants exercised is less than the number of Special Warrants represented hereby, the undersigned requests that the new Special Warrant Certificate representing the balance of the Special Warrants be registered in the name of the undersigned and should be sent to:

Name:
(print clearly)

Address in full:

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DATED at ________________________________, _________________________, this ______ day of _________________, 20____.

Signature Witnessed or Guaranteed	(Signature of Special Warrantholder, to be the same as
appears on the face of this Special Warrant Certificate)
Name of Special Warrantholder:

Address (Please print) :

Notes to Special Warrantholders:

(1)	In order to voluntarily exercise the Special Warrants represented by this certificate, prior to the Deemed Exercise Time pursuant to section 5.2 of the Indenture, this exercise form must be delivered to the Special Warrant Agent, together with this Special Warrant Certificate.

(2)	If this exercise form indicates that the Common Shares are to be issued to a person or persons other than the registered holder of this Special Warrant Certificate, the signature of such holder on the exercise form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

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APPENDIX 2

FORM OF TRANSFER

TO:	CANNTRUST HOLDINGS INC. (the “Company”)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) ______________________________ (the “Transferee”), of ______________________ (residential address) ________________________________________________ Special Warrants of CannTrust Holdings Inc. registered in the name of the undersigned on the records of TSX Trust Company represented by the attached certificate, and irrevocably appoints ____________________ as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

DATED the ______ day of _________________, 20____.

Signature Guaranteed	(Signature of Special Warrantholder, to be the same as
(See instructions to Special Warrantholders in	appears on the face of this Special Warrant Certificate)
Appendix 4 of the Indenture)

Name of Special Warrantholder:
Address (Please Print):

Note to Special Warrantholders:

(1)	In order to transfer the Special Warrants represented by this Special Warrant Certificate, this transfer form must be delivered to the Special Warrant Agent, together with this Special Warrant Certificate and a duly completed and executed Certificate attached as Appendix 3 to the Special Warrant Indenture (which may be requested from the Special Warrant Agent).

(2)	The signature of the holder on the transfer form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

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APPENDIX 3

SPECIAL WARRANT TRANSFEREE’S CERTIFICATE

1.	The Transferee is not a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) (a “U.S. Person”), which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States;

2.	The Transferee is resident at the address set forth on the signature page of this certificate;

3.	The Transferee acknowledges that the Special Warrants and the Warrant Shares issuable upon exercise thereof (collectively, the “Securities”) have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States, or an exemption from such registration requirements is available, and that the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities;

4.	The Securities are not being acquired directly or indirectly for the account of benefit of a U.S. Person or a person in the United States, and the Transferee does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(i)	the transfer or assignment of any rights or interest in any of the Securities;

(ii)	the division of profits, losses, fees, commissions, or any financial stake in connection with this purchase; or

(iii)	the voting of the Warrant Shares issuable on the exercise of the Special Warrants;

5.	It has no intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons;

6.	No offers to sell the Special Warrants were made by any person to the Transferee while the Transferee was in the United States;

7.	The Transferee was outside the United States at the time of the Transferee’s purchase of the Special Warrants;

8.	The Transferee acknowledges that the certificates representing the Special Warrants will state that the Special Warrants and underlying Preferred Shares, have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Special Warrants may not be exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available; and

9.	The Transferee acknowledges that the Special Warrants may be transferred only if:

(a)	the Special Warrants is transferred outside the United States to a non-U.S. person who properly completes, executes and delivers to the Company the certificate attached as Appendix 2 to the form of Special Warrant, or

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(b)	in the event of the transfer of the Special Warrants to or for the account or benefit of a U.S. Person or a person in the United States , or in the event of the transfer of the Special Warrants to a person whom the agent for the Special Warrants (the “Special Warrant Agent”) has reasonable grounds to believe is or is acting for the account or benefit of a U.S. Person or a person in the United States, the Company has received a written opinion of counsel of recognized standing or other evidence satisfactory to it that the transfer of Special Warrants to such person is in compliance with applicable United States federal and state securities laws, and the Company has provided a direction to the Special Warrant Agent to proceed with such registration, subject to such terms or conditions, including legending the certificates representing the Special Warrants, as may be required at law.

Signature of Transferee	Address

Name

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